July 6, 2005	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000
Russell Mancuso, Esq. Timothy Buchmiller, Esq. Julie Sherman Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com

Re:	Hoku Scientific, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Registration File No. 333-124423

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-124423 (the “Registration Statement”), marked to show changes to Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2005.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated July 1, 2005, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

The Company respectfully advises the Staff that certain numbers in the Registration Statement have been brought down to June 30, 2005. Further, as the disclosure indicates on revised pages 4 and 54, the Company no longer has any shares subject to repurchase.

Use of Proceeds, page 19

1.	We note that you have obtained a credit facility to construct your new facility; however, you have not changed the disclosure about the cost of the facility or your disclosure that you intend to use the proceeds from this offering to satisfy that entire cost. Please reconcile.

The disclosure has been revised on pages 19 and 33 in response to the Staff’s comment.

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Management’s Discussion and Analysis…page 26

Financial Operations Review, page 26

Sanyo Electric Co., Ltd. page 27

2.	We note that Sanyo appears to have made all of the required payments under the amended agreement and that you continue to work with Sanyo to test and evaluate your jointly developed product. Please disclose the compensation arrangements for this work.

The disclosure has been revised on pages 9, 27 and 44 in response to the Staff’s comment.

3.	We also note that the amended agreement does not contain the provision from Section 3(b)(vi) of the original agreement which required Sanyo to “use its best efforts to promote and sell the MEA produced in accordance with the specific MEA Assembly Process jointly owned by the Parties.” Please elaborate on your statement that you “continue to work with Sanyo to test and evaluate [y]our jointly developed product” to indicate whether you have any understanding with respect to Sanyo’s future promotion and sales of the product. If material, please disclose the reasons why the provision in Section 3(b)(vi) of the original agreement with Sanyo was not included in the amendment.

The disclosure has been revised on pages 9, 27 and 44 in response to the Staff’s comment. The Company respectfully advises the Staff that Section 3(b)(vi) of the original agreement with Sanyo Electric Co., Ltd. (“Sanyo”) was deleted in the amended agreement with Sanyo, as the parties never intended for Sanyo to have the obligation to use “its best efforts to promote and sell the MEA produced in accordance with the specific MEA Assembly Process jointly owned by the Parties.” Sanyo requested that the clause be removed during the negotiation of the amendment agreement.

4.	We note from page 1 of your amended agreement with Sanyo filed as Exhibit 10.23 that the original agreement was amended to, among other things, “revise the Phase III goals.” Please revise your disclosure to discuss any material circumstances or developments which led to the revision of the Phase III goals or to indicate any material reasons why those goals were revised.

The Company supplementally advises the Staff that the Company completed the Phase II milestone (the “Phase II Milestone”) of the original agreement with Sanyo on schedule on June 30, 2004. The Phase II Milestone required the demonstration of certain operating lifetime and power output requirements of the Hoku Membrane. According to Exhibit D of the original agreement, the Phase III Milestone (the “Phase III Milestone”) was to be achieved by December 31, 2004. The Phase III Milestone, as stated in the original agreement, required a 100% increase in the lifetime of the Hoku Membrane from the June 30, 2004 test, while also demonstrating an increase in power output.

After of the completion of the Phase II Milestone, the parties concluded that that they had not allowed a sufficient amount of time to continue development of the joint product before the

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commencement of testing for the Phase III Milestone. In order to meet the December 31, 2004 date, the parties would have had to stop all joint development work and commence testing on or before July 30, 2004, due to the length of time it would take to demonstrate the lifetime requirement of the Phase III Milestone. The parties refined the Phase III Milestone in order to account for the delay in commencement by extending the completion date to February 28, 2005 and separated the lifetime target from the power output target, based upon further discussions with Sanyo of its requirements. The revised Phase III milestones are referenced on Exhibit D to the amended agreement. The parties began drafting the amendment to the agreement in June 2004, but, due to Sanyo’s lengthy approval process, the amendment was not executed until September 2004. The Company respectfully submits that neither the circumstances surrounding the modifications nor the modifications themselves are material to an investor’s understanding of the Company’s business or prospects.

Nissan Motor Co., page 27

5.	We note that your contract with Nissan terminated before you delivered approximately $1.05 million in value of Hoku MEAs and Hoku Membranes. Please expand your disclosure to indicate the reasons why such deliveries were not made prior to the original termination date of the contract.

The disclosure has been revised on page 27 in response to the Staff’s comment.

Business. page 35

6.	We note the additional disclosures you have made in response to our prior comment 1, however, the significance of your custom monomers still remains unclear, Please further broaden your disclosure to briefly state in concrete, everyday language the significance of your custom monomers. For example, briefly highlight how you have designed your monomers and polymer synthesis process to control the cost, durability and performance characteristics of your membranes. As further examples: What is significant about your monomers — is it their composition, size, shape or surface chemistry? How have you designed your monomers so as to not require the use of fluorine? How have you overcome my disadvantages of not using fluorine? How does the chemical composition of your monomers affect the performance characteristics of your membranes? How have you designed your monomers to retain more water at higher temperatures or to resist oxidation? What research and development activities do you undertake to further improve your monomers?

The disclosure has been revised on page 43 in response to the Staff’s comment.

Industry Overview, page 35

7.	Please continue your revisions in response to comment 7 to clarify, if true, that you do not design, develop or manufacture the flow field plates or any other aspects of the generic fuel cell stack or generic combined heat and power fuel cell system with a reformer which you have depicted.

The disclosure has been revised on page 38 in response to the Staff’s comment.

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Financial Statements. page F-l

Note 1. Summary of Significant Accounting Policies and Practices, page F-7

Revenue Recognition, page F-7

8.	Please refer to prior comment 11. We have the following additional comments:

•	We note that you have chosen to classify revenue to both engineering and licensing activity based upon the contractual terms of the multiple element arrangements. Please tell us how your presentation complies with Regulation S-X, Article 5-03(b)(1) and (2), if fair value can not be determined.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered the Staff’s reference to Regulation S-X, Article 5-03(b), and believes that, due to its inability to determine the fair value of undelivered items in the multiple element arrangements into which it has entered, revenue should not be disaggregated as service and license revenue. As a result, the Company has revised its disclosure throughout the Registration Statement to describe all revenue earned by the Company in multiple-element arrangements, where the fair value of the individual contractual elements is not determinable, as one line item entitled “Service and license revenue.” In addition, the Company has aggregated the cost of service and license revenue into one line item entitled “Cost of service and license revenue.”

•	We see that you have reevaluated your revenue recognition policies with regards to the 2005 Nissan Arrangement and determined that recognizing revenue on a straight line basis is more appropriate. Please explain in greater detail your accounting, specifically, (i) when services are provided and when the related revenue will be recognized, (ii) when products are provided and when the related revenue will be recognized, and (iii) what is meant by phrase “period of testing deliverable.”

The Company respectfully acknowledges the Staff’s comment and advises the Staff:

(i)	The Company intends to recognize the fixed or determinable portion of the arrangement fee attributed to the services under the collaboration agreement (the “2005 Nissan Arrangement”) with Nissan Motor Co., Ltd. (“Nissan”) on a straight-line basis once delivery of the services commences, which occurred in April 2005.

(ii)	The Company intends to recognize revenue from licensed product under the 2005 Nissan Arrangement on a straight-line basis, commencing when the license revenue becomes fixed or determinable through the end of the 2005 Nissan Arrangement. The Company’s license revenue becomes fixed or determinable on the date of delivery of the licensed product.

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(iii)	The phrase “period of testing deliverable” describes the contractual period during which the Company will provide engineering services to Nissan, as Nissan undertakes testing and analysis of the Company’s membranes, MEAs and MEA assembly process. The Company expects this period to last from April 2005 until the end of the arrangement. The Company will also provide licensed product to Nissan during this timeframe.

9.	Please refer to prior comment 13. We note on page F-8 that you account for certain arrangements with other customers using the completed contract method. Please tell us your consideration of accounting for the Navy contract under the completed contract method. Specifically tell us:

The Company respectfully acknowledges the Staff’s comment and submits the following:

As described in our June 22, 2005 response letter, the Company has accounted for the U.S. Navy contract pursuant to EITF 00-21, Revenue Arrangements with Multiple Elements. In reaching this conclusion, the Company considered the guidance provided by EITF 00-21, footnote four, which describes criteria for separation and allocation of SOP 81-1 and non SOP 81-1 deliverables.

The Company has concluded based upon the nature of its contract with the U.S. Navy, which includes the concurrent signing and pricing of the initial contract and options, that the guidance described above would not allow for the separation of SOP 81-1 deliverables from non SOP 81-1 deliverable, thus this contract falls within the scope of EITF 00-21.

As also discussed in our June 22, 2005 response letter, the Company was not able to determine a fixed or determinable amount of revenue for the initial contract given the existence of the options and the lack of fair value for the option deliverables.

Given these facts, the Company determined that revenue should be recognized using a proportional performance model commencing upon delivery of the last item, assuming the U.S. Navy will exercise its options. Should the U.S. Navy not elect to exercise its options, the Company would recognize revenue (which to date has been deferred) upon acknowledgement from the U.S. Navy that the Company had fully satisfied its obligation under initial contract and that no option obligation remains. The Company believes this revenue recognition model provides an appropriate governor to premature revenue recognition given the lack of fair value for the option deliverables.

•	If you have met your obligations in substance at the completion of the initial term of the contract, prior to the exercise of option a or b.

The Company respectfully acknowledges the Staff’s comment and submits that its ultimate obligation to the U.S. Navy under the contract is not yet fully known. At the completion of the initial contract, the U.S. Navy has the option of (a) causing the Company to construct 11 fuel cell plants plus a retrofit on the prototype fuel cell plant developed in the initial contract for operational use, and (b) causing the Company to conduct field demonstrations on the above noted fuel cell plants and evaluating the results of testing on the fuel cells plants over a 12-month period. Options (a) and (b) are solely at the determination of the U.S. Navy and may or may not occur. The Company believes that, upon execution of the contact, it was not able to determine the fair value of any options that may or may not be exercised on a unilateral basis by the U.S. Navy.

•	How you have accounted for the related expenses incurred to date in conjunction with the engineering services provided pursuant to this contract.

The Company supplementally advises the Staff that the Company accumulates all direct material and labor costs along with allocated indirect material and labor costs relating to the U.S. Navy contract and records them in “costs of the uncompleted contracts” on the Company’s balance sheet. These amounts will be recorded as cost of revenue as revenue is recognized under the U.S. Navy contract as described above.

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Please do not hesitate to call me at (650) 843-5059, or Timothy Moore at (650) 843-5690, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    John T. McKenna

John T. McKenna

cc:	Dustin M. Shindo, Hoku Scientific, Inc.

Scott B. Paul, Esq., Hoku Scientific, Inc.

Timothy J. Moore, Esq., Cooley Godward LLP

Cheryl M. Perino, Piper Jaffray & Co.

Laird H. Simons, Esq., Fenwick & West LLP

Patrick J. Ford, KPMG LLP